

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 19, 2010

<u>**Via U.S. Mail and FAX**</u>

Mr. Scott Sieck,
Chief Executive Officer and Principal Financial Officer
DoMark International, Inc.
3551 W Lake Mary Blvd, Suite 209
Lake Mary, FL 32746

      RE: DoMark International, Inc.
              Form 10-K/A for the year ended May 31, 2008
              Filed December 21, 2009
              File No. 333-136247

Dear Mr. Sieck:

      We have completed our review of the above filing and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director